# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Astera Labs, Inc., CIK 0001736297
CUSIP: 04626A103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2345 NORTH FIRST STREET, SAN JOSE, California (CA), 95131
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001998053-24-000002
Filed by CIK 0001998053

## Reporting persons
- Mohan Jitendra: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,169,692; shared voting power 0; sole dispositive power 9,169,692; shared dispositive power 0; aggregate amount beneficially owned 9,169,692 (5.4% of the class)
  Comment: (1) The amount set forth in rows 5, 7 and 9 above consists of (i) 8,520,003 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), held in estate planning trusts and which the Reporting Person may be deemed to have voting and dispositive power with respect to the shares held by such trusts and (ii) 649,689 shares of Common Stock which the Reporting Person has acquired or has the right to acquire through settlement of restricted stock units within 60 days of September 30, 2025.
  (2) The percentage of class set forth in row 11 above was calculated based on 168,903,616 shares of Common Stock outstanding as of October 31, 2025, as reported by Astera Labs, Inc. (the "Issuer") in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 5, 2025 and (ii) 649,689 shares of Common Stock which the Reporting Person has acquired or has the right to acquire through settlement of restricted stock units within 60 days of September 30, 2025 and are deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

## Item 1. Issuer
Name of issuer: Astera Labs, Inc.
Address of issuer's principal executive offices: 2345 NORTH FIRST STREET, SAN JOSE, CALIFORNIA, 95131.

## Item 2. Person Filing
Name of person filing: Jitendra Mohan
Address of principal business office or, if none, residence: c/o Astera Labs, Inc., 2345 North First Street, San Jose, CA 95131
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,169,692
Percent of class: 5.4%
Sole power to vote or to direct the vote: 9,169,692
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,169,692
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mohan Jitendra: /s/ Jitendra Mohan, Jitendra Mohan (11/14/2025)